7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES RESULTS

OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

GUANGZHOU, PRC — September 17, 2012 — 7 Days Group Holdings Limited (NYSE: SVN) (“7 Days Group” or the “Company”), a leading economy hotel chain based in China, announced today that it held its 2012 Annual General Meeting of Shareholders (“2012 AGM”) on September 17, 2012. Each of the proposals submitted for shareholders’ approval at the 2012 AGM has been approved. Specifically, the shareholders have passed resolutions approving:

1.	The re-election of Boquan He, Nanyan Zheng, Meng Ann Lim, Jeffrey Perlman, Wee Seng Tan, Bin Dai and Tao Thomas Wu as directors of the Company; and

2.	The ratification of re-appointment of KPMG as the Company’s independent auditor for the financial year ending December 31, 2012.

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China.  It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Contacts:

Investor Contact:

Vivian Chen, Investor Relations Director

7 Days Group Holdings Limited

+86-20-8922-5858

IR@7daysinn.cn

Investor Relations (HK):

Mahmoud Siddig, Managing Director

Taylor Rafferty

Tel: +852 3196-3712